SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “Consortium to Develop Asia Pacific Gateway Cable System” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	7

Exhibit 1

May 26, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Consortium to Develop Asia Pacific Gateway Cable System”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

May 26, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued attached thereto entitled “Consortium to Develop Asia Pacific Gateway Cable System”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 26, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “Consortium to Develop Asia Pacific Gateway Cable System”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: May 26, 2009

Exhibit 1

PLDT

PRESS RELEASE

Consortium to Develop Asia Pacific Gateway

Cable System

KUALA LUMPUR, May 26, 2009 – A consortium of major telecommunications companies signed yesterday (May 25) a Memorandum of Understanding (MOU) to plan and develop the proposal to build an international undersea cable system within the Asia Pacific Region.

These experienced carriers, all with a growing and ready customer base in their respective domestic markets, include Chunghwa Telecom (Taiwan), China Telecom (China Mainland), China Unicom (China Mainland), KT Corporation (Korea), NTT Communications (Japan), PLDT (Philippines), Telekom Malaysia (Malaysia) and VNPT (Vietnam). The proposed undersea cable system will be called the Asia - Pacific Gateway (APG) and it is planned to connect Malaysia, Singapore, Thailand, Vietnam, Hong Kong, the Philippines, Taiwan, China Mainland, Japan and Korea.

The proposed Asia Pacific Gateway will provide additional capacity for growing demand and an alternative, diverse routing within the region such that it will avoid some of the areas most prone to seismic activity, conditions which are hazardous to undersea cables. The cable system will span about 8,000km and will use the latest Dense Wavelength Division Multiplexing (DWDM) technologies with a minimum design capacity of 4 Terabit/s. It is planned to be ready for service in 2011.

“The planning and eventual implementation of the new Asia Pacific Gateway project is timely due to the growing bandwidth demand of PLDT and the other proponents. It is also intended to meet the requirements for cable route diversity, protection, and to provide capacity to replace the retiring cables in the region,” said Alejandro Caeg, PLDT First Vice President, International & Carrier Business Group.

The proposed cable system has the potential to provide an alternative route and/or restoration paths to existing cable systems in the region as it is designed to provide a high degree of inter-connectivity with existing and planned high bandwidth systems.

Exhibit 1

The proposed Asia Pacific Gateway is highlighted in the diagram below.

XXX

About the Asia Pacific Gateway

The proposed Asia Pacific Gateway Cable System will link major economic growth countries in the Asia Pacific region. It is currently planned to link Malaysia, Singapore, Thailand, Vietnam, Hong Kong, the Philippines, Taiwan, China Mainland, Japan and Korea. It will span about 8,000km and will use the latest Dense Wavelength Division Multiplexing (DWDM) technologies with a minimum design capacity of 4 Terabit/s. Parties to the Asia Pacific Gateway include Chunghwa Telecom (Taiwan), China Telecom (China Mainland), China Unicom (China Mainland), KT Corporation (Korea), NTT Communications (Japan), PLDT (Philippines), Telekom Malaysia (Malaysia) and VNPT (Vietnam).

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Sheila Aure

PLDT

Senior Manager-Carrier Network Manager

Tel. No.: +63 2 8168119

Email: smaure@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 26, 2009